UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

First United Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

33741H107

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑         Rule 13d-1(b)
☐         Rule 13d-1(c)
☐         Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33741H107	Page 2 of 5 Pages

1	Names of reporting persons. First United Bank & Trust
2	Check the appropriate box if a member of a group
(a) ☐
(b) ☐
3	SEC use only
4	Citizenship or place of organization: Maryland, U.S.A.
Number of shares beneficially owned by each reporting person with:	5	Sole voting power: 297,818
	6	Shared voting power: 3,000
	7	Sole dispositive power: 300,818
	8	Shared dispositive power: 0
9	Aggregate amount beneficially owned by each reporting person: 300,818
10	Check if the aggregate amount in row (9) excludes certain shares: ☐
11	Percent of class represented by amount in row (9): 4.9%
12	Type of reporting person: BK

Page 3 of 5 Pages

Item 1.

Item 1(a)	Name of issuer:

First United Corporation

Item 1(b)	Address of issuer’s principal executive offices:

19 South Second Street
Oakland, Maryland 21150

Item 2.

Item 2(a)	Name of person filing:

First United Bank & Trust

Item 2(b)	Address of principal business office or, if none, residence:

19 South Second Street
Oakland, Maryland 21150

Item 2(c)	Citizenship:

United States of America

Item 2(d)	Title of class of Securities:

Common Stock, par value $.01 per share

Item 2(e).	CUSIP No.:

33741H107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
b.☑ Bank as defined in Section 3(a)(6) of the Act.

Page 4 of 5 Pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 300,818

(b)	Percent of class: 4.9%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 297,818

(ii)	Shared power to vote or to direct the vote: 3,000

(iii)	Sole power to dispose or to direct the disposition of: 300,818

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Page 5 of 5 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

February 9, 2010
(Date)

/s/ Eugene D. Helbig, Jr.
(Signature)

Eugene D. Helbig, Jr. Senior Trust Officer
(Name/Title)